TSX, NYSE - HBM 2025 No. 14
25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Strong First Quarter 2025 Results Driven by Gold Production and Record Cost Performance

Toronto, Ontario, May 12, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today released its first quarter 2025 financial results. All amounts are in U.S. dollars, unless otherwise noted.

"Our strong results in the first quarter reflect stable copper production and complementary gold production from our enhanced operating platform, which continued to deliver significant free cash flows and industry-leading margins," said Peter Kukielski, President and Chief Executive Officer. "We are well-positioned to deliver our full year 2025 consolidated production and cost guidance with the operations delivering in line copper production, better-than-expected gold production and effective cost control in the first quarter. We continue to benefit from steady mill throughput in Peru, higher grades and mill throughput in Manitoba and ongoing optimization efforts in British Columbia. This resulted in record adjusted EBITDA and record low cash cost performance in the quarter. We made significant progress in advancing our growth strategy as we consolidated ownership at Copper Mountain to increase our exposure to a high-quality asset in a tier-1 jurisdiction. We are also now fully permitted at Copper World to increase our long-term copper production by more than 50%. We will continue to reinvest in our attractive portfolio of high-return brownfield and greenfield growth opportunities to further enhance our copper and gold exposure and unlock significant value for all our stakeholders."

Achieved Record Adjusted EBITDA Driven by Strong Gold Production, Stable Copper Production and Industry-leading Margins; 2025 Production and Cost Guidance Reaffirmed

  Achieved revenue of $594.9 million and record quarterly adjusted EBITDAi of $287.2 million in the first quarter of 2025.
  Strong financial results were driven by record low consolidated cash cost performance as all three business units expanded operating cost margins and executed on planned strategies.
  Consolidated copper production of 30,958 tonnes in the first quarter was in line with quarterly cadence expectations. Consolidated gold production of 73,784 ounces was better than quarterly cadence expectations driven by outperformance in Manitoba.
  Industry-leading cost performance continues with record low consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, of $(0.45) and $0.72, respectively, in the quarter.
  Reaffirmed full year 2025 consolidated production guidance of 117,000 to 149,000 tonnes of copper and 247,500 to 308,000 ounces of gold. Reaffirmed all 2025 cost guidance, including consolidated cash costi guidance of $0.80 to $1.00 per pound of copper and sustaining cash costi guidance of $2.25 to $2.65 per pound of copper.
  Peru operations continued to benefit from strong and consistent mill throughput, achieving an average of approximately 90,200 tonnes per day in the first quarter. Copper production of 20,293 tonnes and gold production of 7,869 ounces was in line with quarterly cadence expectations. Peru cash costi per pound of copper produced, net of by-product credits, of $1.11 was better than expected as the Peru operations demonstrated strong cost control and benefited from higher by-product prices.

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  Manitoba operations produced 60,354 ounces of gold in the first quarter, exceeding quarterly cadence expectations as a result of better-than-expected gold grades and recoveries. Manitoba cash costi per ounce of gold produced, net of by-product credits, was $376 during the quarter, a significant decrease compared to prior quarters and continuing to achieve industry-leading cost performance.
  British Columbia operations produced 7,196 tonnes of copper at a cash costi per pound of copper produced, net of by-product credits, of $2.44 in the first quarter, in line with quarterly cadence expectations.
  First quarter net earnings attributable to owners and earnings per share attributable to owners were $100.4 million and $0.25, respectively, a significant increase compared to the first and fourth quarter of 2024, driven by high gross margins with strong revenue and unit cost control. After adjusting for various non-cash items, first quarter adjusted earningsi per share attributable to owners was $0.24.
  Cash and cash equivalents and short-term investments were $582.6 million and total liquidity was $1,008.5 million at the end of the first quarter of 2025.
  Net debt to adjusted EBITDA ratioi was 0.6x in the first quarter of 2025, in line with the fourth quarter of 2024 and significantly improved from 1.3x in the first quarter of 2024 because of successful deleveraging efforts throughout 2024.

Meaningful Gold Exposure and Steady Copper Performance Driving Continued Free Cash Flow Generation

  Hudbay's unique copper and gold diversification in Peru and Canada provides exposure to higher copper and gold prices and attractive free cash flowvii generation.
  While the majority of revenues continue to be derived from copper production, gold represented a higher portion of total revenues at 38% in the first quarter of 2025 compared to 35% in the fourth quarter of 2024, which was driven by high gold production in Manitoba and exposure to higher gold prices.
  Delivered the seventh consecutive quarter of meaningful free cash flowvii generation as a result of continued strong copper and gold production and effective cost control across all business units.
  Achieved record adjusted EBITDAi of $287.2 million in the first quarter of 2025, representing a 12% increase from the fourth quarter of 2024 and a 34% increase from the first quarter 2024.
  Over the last twelve months, generated more than $350 million in free cash flowvii and $895.7 million in adjusted EBITDAi.
  Significant exposure to higher copper and gold prices with a $100 million increase to operating cash flow for every 10% increase in annual copper price and a $56 million increase in operating cash flow for every 10% increase in annual gold price, using the mid-point of 2025 guidance rangesii.

Reinvesting in High-return Growth Initiatives to Further Enhance Copper and Gold Exposure

  Advancing high-return brownfield mill initiatives and greenfield copper projects to drive near-term and long-term production growth with $25.5 million in growth capital expenditures during the first quarter of 2025.
  Consolidated copper production is expected to average 144,000iii tonnes per year over the next three years, maintaining stable production levels from 2024. Consolidated copper production of 161,000iii tonnes is expected in 2027, representing a 17% increase from 2024 and reflects the benefits from the completion of the optimization efforts at Copper Mountain.
  Strong complementary gold exposure with consolidated gold production expected to average 253,000iii ounces per year over the next three years, reflecting continued strong production in Manitoba.
  Following quarter-end, completed transaction with MMC to consolidate 100% ownership of the Copper Mountain mine in a highly accretive transaction to further increase Hudbay's exposure to a long-life, high-quality copper asset in a tier-1 mining jurisdiction, resulting in a 200% increase in attributable copper production from Copper Mountain in 2027 compared to 2024.
  Advancing feasibility studies and minority joint venture partner process for Copper World. Copper World is the highest grade and lowest capital intensity fully permitted copper project in the Americas.

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  Optimization efforts at Copper Mountain are focused on executing the planned accelerated stripping program and mill throughput improvement projects, including the planned conversion of the third ball mill to a second SAG mill in the second half of 2025.
  Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the multi-step regulatory process.
  Achieved significant progress with the development of the drifts towards the 1901 deposit in Snow Lake where a recent exploration drill hole intersected zinc-rich massive sulphides 20 metres earlier than anticipated, and planned first ore remains on track for the second quarter of 2025. Exploration and definition drilling planned over the next two years.
  Large exploration program in Snow Lake continues to execute threefold strategy focused on near-mine exploration to increase near-term production and mineral reserves, testing regional satellite deposits for additional ore feed to utilize available capacity at the Stall mill, and exploring the large land package for a potential new anchor deposit to meaningfully extend mine life.
  Signed exploration agreement with the Mosakahiken Cree Nation related to the Talbot copper-zinc-gold deposit near Snow Lake, representing the second First Nations exploration agreement that Hudbay has entered into this year as the Company continues to build positive relationships and advance shared opportunities with local First Nations communities.
  Enhancing stakeholder engagement and advancing additional metallurgical studies at the Mason copper project in Nevada.
  Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and economic evaluation to assess the possibility of producing critical minerals and precious metals in an environmentally friendly manner.

Summary of First Quarter Results

Consolidated copper production of 30,958 tonnes in the first quarter of 2025 was in line with quarterly production cadence expectations, while consolidated gold production of 73,784 ounces was better than quarterly production cadence expectations. Consolidated copper and gold production was lower than the fourth quarter of 2024 due to lower planned grades in Peru as Hudbay is completing the final stripping phase in the high-grade Pampacancha pit, partially offset by higher gold production in Manitoba from better-than-expected gold grades. Consolidated silver production of 919,775 ounces and zinc production of 6,265 tonnes in the first quarter of 2025 were lower than the fourth quarter of 2024 primarily due to lower grades in Peru as the Company completed planned stripping activities.

Cash generated from operating activities of $124.8 million decreased compared to the fourth quarter of 2024 as a result of higher cash taxes paid which are a function of higher profits in earlier quarters in Peru and Manitoba. Operating cash flow before change in non-cash working capital was $163.5 million during the first quarter of 2025, reflecting a decrease of $68 million compared to the fourth quarter of 2024. The decrease was primarily the result of lower gold and copper sales volumes in Peru as expected.

First quarter adjusted EBITDAi was $287.2 million, a 12% increase compared to $257.3 million in the fourth quarter of 2024 as exposure to higher copper and gold prices in the quarter offset the lower sales volume.

Net earnings attributable to owners in the first quarter of 2025 was $100.4 million, or $0.25 per share, compared to $21.2 million, or $0.05 per share, in the fourth quarter of 2024. The significant increase in earnings is the result of high gross margins from strong revenue growth on the back of higher realized copper and gold prices and strong unit cost control. In addition to higher mining and income tax expense experienced in the first quarter of 2025, the quarter was also impacted by various non-cash charges for revaluation loss of closed sites reclamation provisions, mark-to-market revaluation gain on various instruments, and foreign exchange gain, among other items.

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Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the first quarter of 2025 were $93.8 million and $0.24 per share, respectively, after adjusting for various non-cash items on a pre-tax basis such as a non-cash loss of $12.8 million related to quarterly revaluation of Hudbay's closed site environmental reclamation provision, a $10.5 million variable consideration adjustment gain associated with the stream revenue and accretion, a $3.1 million mark-to-market revaluation gain on various instruments such as unrealized strategic copper hedges, investments and share-based compensation, a non-cash $3.1 million foreign exchange gain, and a $1.9 million gain related to flow-through share expenditures, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $70.3 million and $0.18 per share in the fourth quarter of 2024. The sharp increase in adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi is for the same reasons discussed above for net earnings.

In the first quarter of 2025, consolidated cash costi per pound of copper produced, net of by-product credits, achieved record low levels of $(0.45), compared to $0.45 in the fourth quarter of 2024. This improvement was a result of higher by-product credits and strong operating cost performance across all business units, partially offset by expected lower production levels in Peru during the quarter. Consolidated sustaining cash costi per pound of copper produced, net of by-product credits, was a record low at $0.72 in the first quarter of 2025, compared to $1.37 in the fourth quarter of 2024. The improvement was driven by the same factors impacting consolidated cash cost and slightly lower sustaining capital expenditures in the first quarter. Consolidated all-in sustaining cash costi per pound of copper produced, net of by-product credits, was $0.97 in the first quarter of 2025, lower than $1.53 in the fourth quarter of 2024 mainly due to the same reason outlined above.

As at March 31, 2025, total liquidity was $1,008.5 million, including $562.6 million in cash and cash equivalents, $20.0 million in short-term investments as well as undrawn availability of $425.9 million under the Company's revolving credit facilities. Net debti at the end of the first quarter was $526.1 million and remained consistent with the fourth quarter of 2024.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Cash and cash equivalents and short-term investments	582.6	581.8	284.4
Total long-term debt	1,108.7	1,107.5	1,278.6
Net debt[1]	526.1	525.7	994.2
Working capital[2]	598.0	511.3	200.9
Total assets	5,507.0	5,487.6	5,231.3
Equity attributable to owners of the Company	2,653.2	2,553.2	2,107.5
Net debt to adjusted EBITDA1,[3]	0.6	0.6	1.3

1 Net debt and net debit to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

3 Net debt to adjusted EBITDA for the 12 month period.

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Consolidated Financial Performance		Three Months Ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Revenue	$000s	594.9	584.9	525.0
Cost of sales	$000s	363.6	400.5	373.0
Earnings before tax	$000s	171.3	103.7	67.8
Net earnings	$000s	99.2	19.3	18.5
Net earnings attributable to owners	$000s	100.4	21.2	22.3
Basic and diluted attributable earnings per share[1]	$/share	0.25	0.05	0.06
Adjusted earnings attributable per share[1]	$/share	0.24	0.18	0.17
Operating cash flow before change in non-cash working capital	$ millions	163.5	231.5	147.5
Adjusted EBITDA[1]	$ millions	287.2	257.3	215.0
[1] Adjusted earnings per share - attributable to owners and adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Contained metal in concentrate and doré produced[1]
Copper	tonnes	30,958	43,262	34,749
Gold	ounces	73,784	94,161	90,392
Silver	ounces	919,775	1,311,658	947,917
Zinc	tonnes	6,265	8,385	8,798
Molybdenum	tonnes	397	195	397
Payable metal sold
Copper	tonnes	31,768	37,927	33,608
Gold[2]	ounces	75,092	92,734	108,081
Silver[2]	ounces	1,006,968	1,150,518	1,068,848
Zinc	tonnes	4,857	5,261	6,119
Molybdenum	tonnes	448	182	415
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(0.45)	0.45	0.16
Sustaining cash cost	$/lb	0.72	1.37	1.00
All-in sustaining cash cost	$/lb	0.97	1.53	1.29
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.
[3] Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Constancia ore mined[1]	tonnes	8,628,279	4,186,058	2,559,547
Copper	%	0.28	0.40	0.31
Gold	g/tonne	0.03	0.04	0.04
Silver	g/tonne	3.14	3.88	2.79
Molybdenum	%	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	389,189	4,037,264	2,214,354
Copper	%	0.44	0.63	0.56
Gold	g/tonne	0.26	0.38	0.32
Silver	g/tonne	3.68	6.43	4.64
Molybdenum	%	0.01	0.00	0.02
Total ore mined	tonnes	9,017,468	8,223,322	4,773,901
Strip ratio[4]		1.02	1.22	1.95
Ore milled	tonnes	8,114,024	7,999,453	8,077,962
Copper	%	0.30	0.48	0.36
Gold	g/tonne	0.05	0.20	0.15
Silver	g/tonne	3.22	5.28	3.48
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	84.6	87.8	84.9
Gold recovery	%	56.5	73.3	73.4
Silver recovery	%	66.0	71.4	70.7
Molybdenum recovery	%	35.7	37.1	43.2
Contained metal in concentrate
Copper	tonnes	20,293	33,988	24,576
Gold	ounces	7,869	38,079	29,144
Silver	ounces	554,692	969,502	639,718
Molybdenum	tonnes	397	195	397
Payable metal sold
Copper	tonnes	22,890	28,775	23,754
Gold	ounces	14,362	37,459	42,677
Silver	ounces	714,654	824,613	753,707
Molybdenum	tonnes	448	182	415
Combined unit operating cost2,[3]	$/tonne	11.09	15.25	10.92
Cash cost[3]	$/lb	1.11	1.00	0.43
Sustaining cash cost[3]	$/lb	1.92	1.48	1.02
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.
[4] Strip ratio is calculated as waste mined divided by ore mined.

During the first quarter of 2025, the Peru operations produced 20,293 tonnes of copper, 7,869 ounces of gold, 554,692 ounces of silver and 397 tonnes of molybdenum, in line with mine plan quarterly cadence expectations. Production of copper, gold and silver in the first quarter of 2025 was lower than the fourth quarter of 2024 due to planned lower grades as a larger portion of lower grade Constancia ore was processed in the current quarter. Hudbay is on track to achieve its 2025 production guidance for all metals in Peru.

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Copper production was in line with mine plan expectations as the final phase of planned stripping at the Pampacancha deposit was underway during the first quarter of 2025. This resulted in planned lower head grades to the mill as Constancia ore represented a majority of the ore feed during the first quarter of 2025. Peru operations continued to benefit from strong and consistent mill throughput in 2025, averaging approximately 90,200 tonnes processed per day in the first quarter of 2025, partially offsetting the planned lower head grades. The operations continued to deliver strong cost control, resulting in lower combined unit cost compared to the fourth quarter of 2024.

Total ore mined in the first quarter of 2025 increased by 10% compared to the fourth quarter of 2024. Ore mined from Pampacancha during the first quarter of 2025 decreased to 0.4 million tonnes, as Hudbay is performing the final stripping phase in the Pampacancha pit prior to depletion in late 2025. Ore mined from Constancia significantly increased during the first quarter of 2025 compared to recent quarters, in line with mine plan expectations.

Milled copper and gold grades decreased by 38% and 75%, respectively, in the first quarter of 2025 compared to the fourth quarter of 2024, in line with the mine plan due to planned lower ore feed from Pampacancha. The Constancia mill achieved copper recoveries of 85% in the first quarter of 2025, lower than the fourth quarter of 2024 due to planned lower grades. Recoveries of gold and silver during the first quarter of 2025 were 57% and 66%, respectively, remaining in line with Hudbay's metallurgical models for the ore types that were being processed.

Combined mine, mill and G&A unit operating costi in the first quarter of 2025 was $11.09 per tonne, 27% lower than the fourth quarter of 2024 due to a planned semi-annual mill maintenance shutdown in the fourth quarter and lower overall onsite costs.

Cash costi per pound of copper produced, net of by-product credits, in the first quarter of 2025 was $1.11, outperforming quarterly cadence expectations as a result of strong operating cost performances and higher by-product prices. Cash costi per pound of copper produced, net of by-product credits was higher than the fourth quarter of 2024 due to planned lower copper production and gold by-product credits, partially offset by lower treatment, refining and freight charges. Cash costi for the quarter outperformed the low-end of the 2025 guidance range, and Hudbay is well positioned to achieve the full year 2025 cash cost guidance range in Peru.

Sustaining cash costi per pound of copper produced, net of by-product credits, was $1.92 in the first quarter of 2025, an increase compared to the fourth quarter of 2024 primarily due to the same factors described above for the cash cost variance.

The Company continues to evaluate opportunities to further increase mill throughput after the Peruvian Ministry of Energy and Mines approved a regulatory change in 2024 to allow mining companies in Peru to increase throughput by up to 10% above permitted levels. Hudbay is advancing engineering studies for the construction of a pebble crusher at Constancia commencing in late 2025, which is expected to further increase throughput levels starting in the second half of 2026.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Lalor
Ore mined	tonnes	384,234	422,454	407,708
Gold	g/tonne	5.46	4.61	4.84
Copper	%	0.95	0.95	0.84
Zinc	%	2.42	2.95	2.92
Silver	g/tonne	31.23	31.91	23.44
New Britannia
Ore milled	tonnes	189,124	185,592	170,409
Gold	g/tonne	7.37	5.99	7.03
Copper	%	1.18	1.17	1.13
Zinc	%	1.00	1.08	0.82
Silver	g/tonne	33.35	33.97	21.60
Gold recovery[1]	%	90.3	90.2	88.6
Copper recovery	%	90.3	91.3	96.2
Silver recovery[1]	%	81.6	79.6	82.0
Stall Concentrator
Ore milled	tonnes	215,286	222,004	219,358
Gold	g/tonne	3.86	3.36	3.07
Copper	%	0.76	0.73	0.64
Zinc	%	3.44	4.62	4.54
Silver	g/tonne	29.53	29.90	24.46
Gold recovery	%	70.1	69.6	68.0
Copper recovery	%	88.3	84.4	91.7
Zinc recovery	%	84.7	81.7	88.4
Silver recovery	%	58.7	55.1	59.8
Total contained metal in concentrate and doré[2]
Gold	ounces	60,354	51,438	56,831
Copper	tonnes	3,469	3,347	3,149
Zinc	tonnes	6,265	8,385	8,798
Silver	ounces	285,603	283,223	219,823
Total payable metal sold
Gold	ounces	55,765	50,239	62,003
Copper	tonnes	2,725	3,321	2,921
Zinc	tonnes	4,857	5,261	6,119
Silver	ounces	232,255	282,158	231,841
Combined unit operating cost[3,4]	C$/tonne	214	233	235
Gold cash cost[3]	$/oz	376	607	736
Gold sustaining cash cost[3]	$/oz	626	908	950

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Metal reported in concentrate is prior to deductions associated with smelter terms.

3 Combined unit cost, cash cost, sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

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The Manitoba operations achieved impressive metal production and cost performance in the first quarter of 2025, significantly exceeding budgeted targets. The operations produced 60,354 ounces of gold, 3,469 tonnes of copper, 6,265 tonnes of zinc and 285,603 ounces of silver during the first quarter of 2025. Compared to the fourth quarter of 2024, production of gold meaningfully increased by 17% due to higher grades. Hudbay is on track to achieve its 2025 production guidance for all metals in Manitoba.

The Lalor mine achieved strong production results in the first quarter, averaging 4,300 tonnes per day, demonstrating resilience despite one-off ore handling challenges in March. The mine maintained focus on ore quality, implementing stope modifications and improving mucking productivity rates. A significant focus is on capital development, aimed at securing high-grade copper-gold mineralization from Zone 27 and preparing for the next copper-gold mining front in Zone 17. The first quarter of 2025 saw significant improvements in ore quality, aligned with improvements in mining techniques, most notably in longhole muck fragmentation, and anticipated higher grade precious metal sequences.

Total ore mined in Manitoba in the first quarter of 2025 was 6% lower than the fourth quarter of 2024 primarily due to temporary ore handling challenges at Lalor in March that were promptly resolved. Gold grades were better than expected, resulting in an 18% increase from the fourth quarter of 2024. Copper, zinc and silver grades were in line with mine plan expectations.

The New Britannia mill continued its exceptional performance from recent quarters, achieving throughput of approximately 2,100 tonnes per day in the first quarter of 2025, slightly higher than the fourth quarter of 2024. New elongated cyclones were installed at New Britannia during the first quarter, mirroring successful upgrades at the Stall mill, and supporting Hudbay's strategy of low-capital projects to boost throughput and maintain gold recoveries. Gold recovery in the first quarter of 2025 was 90%, in line with the fourth quarter of 2024.

At the Stall mill, a slight quarter-over-quarter reduction in throughput occurred as more ore was diverted to New Britannia in the first quarter. The Stall mill achieved gold recoveries of 70% in the first quarter of 2025, benefitting from recent recovery improvement programs continuing to be realized, with gold recoveries exceeding prior year figures. Efforts continue to optimize recovery, particularly by reducing grind size.

The Manitoba operations continued to drive operating efficiencies, resulting in improved cost performance on both a unit operating basis and on a cash cost basis. Combined mine, mill and G&A unit operating costsi in the first quarter of 2025 were C$214 per tonne, representing an 8% decrease from the fourth quarter of 2024, primarily due to lower mine and mill costs.

Cash costi per ounce of gold produced, net of by-product credits, in the first quarter of 2025 was $376, a significant 38% decrease compared to the fourth quarter of 2024 primarily due to higher gold production and lower mining and milling costs as a result of continued operating efficiencies and favorable exchange rates. With first quarter cash costs outperforming the low end of the cash cost guidance range, Hudbay is well positioned to achieve the 2025 cash cost guidance range in Manitoba.

Sustaining cash costi per ounce of gold produced, net of by-product credits, in the first quarter of 2025 was $626, a 31% decrease compared to the fourth quarter of 2024, primarily due to the same factors affecting cash cost, partially offset by higher sustaining capital costs during the quarter.

The exploration and haulage drifts at 1901 maintained solid development progress towards the deposit in the first quarter of 2025. A recent drill hole from the exploration drift intersected zinc-rich massive sulphides 20 metres earlier than anticipated, confirming planned first ore in the second quarter of 2025. The next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in 2027.

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British Columbia Operations Review

British Columbia Operations[1]		Three Months Ended
		Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Ore mined[2]	tonnes	2,648,094	2,374,044	3,722,496
Strip ratio[3]		6.73	7.36	4.10
Ore milled	tonnes	2,760,986	2,880,927	3,180,149
Copper	%	0.33	0.26	0.27
Gold	g/tonne	0.10	0.09	0.07
Silver	g/tonne	1.28	0.92	1.19
Copper recovery	%	78.3	79.5	83.4
Gold recovery	%	63.4	55.8	61.8
Silver recovery	%	69.8	69.0	72.4
Total contained metal in concentrate
Copper	tonnes	7,196	5,927	7,024
Gold	ounces	5,561	4,644	4,417
Silver	ounces	79,480	58,933	88,376
Total payable metal sold
Copper	tonnes	6,153	5,831	6,933
Gold	ounces	4,965	5,036	3,401
Silver	ounces	60,059	43,747	83,300
Combined unit operating cost[4,5]	C$/tonne	25.98	23.22	23.67
Cash cost[5]	$/lb	2.44	3.00	3.49
Sustaining cash cost[5]	$/lb	4.24	5.76	4.85
[1] Copper Mountain mine results are stated at 100%. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest, and as of the date of this news release, Hudbay owns 100% of the Copper Mountain mine.
[2] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[3] Strip ratio is calculated as waste mined divided by ore mined.
[4] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[5] Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

Hudbay continues its focus on advancing optimization plans at the Copper Mountain mine, including opening up and optimizing the mine ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. These optimization initiatives have successfully increased the total tonnes moved and improved mill reliability.  The British Columbia operations produced 7,196 tonnes of copper, 5,561 ounces of gold and 79,480 ounces of silver in the first quarter of 2025. Production of copper, gold and silver increased by 21%, 20% and 35%, respectively, compared to the fourth quarter of 2024, largely due to higher grades. Hudbay is on track to achieve its 2025 production guidance for all metals in British Columbia and continues to expect higher production in the second half of the year as the mill improvement projects take effect.

Mining activities are focused on continuing to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. In January, Hudbay completed feasibility engineering to debottleneck and increase the nominal plant capacity to its permitted capacity of 50,000 tonnes per day earlier than contemplated in the most recent technical report. This is expected to be achieved through the conversion of the third ball mill to a second SAG mill, which remains on track for completion in the second half of 2025.

TSX, NYSE - HBM 2025 No. 14

Total ore mined at Copper Mountain in the first quarter of 2025 was 2.6 million tonnes, a 12% increase compared to the fourth quarter of 2024. Total material moved continued to ramp up in the quarter as a result of effective usage of the mining fleet to execute the accelerated stripping program to access higher head grades. The focus in the first quarter of 2025 was on mining efficiencies and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase quarter-over-quarter in 2025 as per the mine plan.

The mill processed 2.8 million tonnes of ore during the first quarter of 2025. Ore processed in the first quarter of 2025 was lower than the fourth quarter of 2024, limited by both planned and unplanned maintenance and elevated clay material last quarter which impacted the secondary crushing circuit. In the first quarter of 2025, a number of initiatives were advanced to address these issues and other identified constraints to improve throughput. Several mill initiatives have been implemented in 2025, including crushing circuit chute modifications, recovery improvements, reprogramming the mill expert system, installation of advanced semi-autogenous grinding control instrumentation, redesigned SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream. Progressive improvements are expected to continue through 2025.

Milled copper grades during the first quarter of 2025 were 27% higher than in the fourth quarter of 2024. The accelerated stripping efforts unlocked a higher-grade mining sequence during the first quarter of 2025, which reduced the amount of ore processed from stockpiles and resulted in higher grades this quarter compared to 2024. Copper recoveries of 78% in the quarter were 2% lower than the preceding quarter. Milled gold grades were higher in the first quarter of 2025 compared to the fourth quarter of 2024, resulting in higher gold recoveries of 63% in the first quarter of 2025.

Combined mine, mill and G&A unit operating costsi in the first quarter of 2025 were C$25.98 per tonne milled, higher than the fourth quarter of 2024. The increase was due to higher mining and G&A costs and lower ore milled, partially offset by lower milling costs.

Cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, in the first quarter of 2025 were $2.44 and $4.24, respectively. Cash costs were 19% lower than the fourth quarter of 2024, largely due to higher by-product credits and the benefit from the continued focus on optimization efforts. With first quarter cash cost at the low-end of the 2025 guidance range, Hudbay is well positioned to achieve the full year 2025 cash cost guidance range in British Columbia.

Sustaining cash costsi were 26% lower than in the fourth quarter of 2024 due to the same factors affecting cash costs as well as lower sustaining capital expenditures.

Consolidated 100% Ownership in Copper Mountain

On March 27, 2025, Hudbay announced an agreement with Mitsubishi Materials Corporation ("MMC") to acquire MMC's 25% minority interest in Copper Mountain for an upfront cash payment of $4.5 million and up to $39.75 million in deferred and contingent cash payments. The transaction closed on April 30, 2025 and Hudbay now holds a 100% interest in the Copper Mountain mine. In connection with the transaction, Hudbay is solely responsible to settle any of Copper Mountain's outstanding obligations, including an intercompany loan owing to Hudbay, of which 25% represents approximately $104 million. The transaction is highly accretive to Hudbay's net asset value per share and increases Hudbay's exposure to a long-life, high-quality copper asset in a tier-1 mining jurisdiction. The additional attributable production from the Copper Mountain mine reinforces Hudbay's position as the second largest copper producer in Canada and further strengthens its position as a North American copper champion. Hudbay has initiated a review of its Canadian corporate structure which is anticipated to generate tax synergies through the sharing of tax pools between its various Canadian entities.

TSX, NYSE - HBM 2025 No. 14

Continued Free Cash Flow Generation from Steady Operating Performance and Strong Copper and Gold Exposure

Hudbay has delivered seven consecutive quarters of meaningful free cash flowvii generation as a result of brownfield investments, continuous operational improvement efforts and steady cost control across the business. Over the last twelve months, the Company has generated more than $350 million in free cash flowvii and $895.7 million in adjusted EBITDAi.

While a majority of revenues continue to be derived from copper production, gold continues to represent more than 35% of total revenues. The unique copper and gold diversification is derived from copper and gold production in Peru, gold production from Manitoba and copper production contribution from British Columbia. The diversified and stable operating platform provides significant exposure to higher copper and gold prices. Using the mid-point of Hudbay's 2025 guidance ranges, a 10% increase in annual copper and gold prices would increase operating cash flow by $100 million and $56 million, respectively, as disclosed with Hudbay's 2025 guidance announcement in Februaryii.

During the first quarter of 2025, the Company invested $25.5 million in growth capital expenditures relating to advancing high-return brownfield mill initiatives and greenfield copper projects to drive near-term and long-term production growth. Hudbay's balance sheet is well positioned to continue to advance its several growth initiatives. Net debti of $526.1 million in the first quarter of 2025 remained consistent with the fourth quarter of 2024 and reflects the deleveraging efforts completed in 2024. Hudbay's net debt to adjusted EBITDA ratioi was 0.6x in the first quarter of 2025, in line with the fourth quarter of 2024 and significantly improved from 1.3x in the first quarter of 2024 because of successful deleveraging efforts throughout 2024.

Annual Reserve and Resource Update and Three-Year Production Guidance

Hudbay provided its annual mineral reserve and resource update and issued new three-year production guidance on March 27, 2025.

In Peru, current mineral reserve estimates total 517 million tonnes at 0.25% copper containing approximately 1.3 million tonnes of copper. In 2024, the Company increased mineral reserve estimates at Constancia to include the addition of a tenth mining phase in the Constancia pit after conducting positive geotechnical drilling and studies in 2023. This extended the expected mine life at Constancia by three years to 2041. Mining at the high-grade Pampacancha satellite pit commenced in 2021 and is expected to extend until early December 2025. The mine plan has smoothed Pampacancha production throughout 2025, resulting in total mill ore feed for 2025 from Pampacancha to be ~25%, lower than the typical one-third in prior years. Annual production at the Constancia operations is expected to average approximately 88,000iii tonnes of copper and 31,000iii ounces of gold over the next three years. This reflects steady copper production levels as higher mill throughput is expected to offset lower grades starting in 2026 after the depletion of Pampacancha in late 2025.

In Snow Lake, the current mineral reserve estimates a total of approximately 16 million tonnes with approximately 1.7 million ounces in contained gold and an expected mine life to 2037. Snow Lake's life-of-mine production schedule has been optimized for higher mill throughput rates at New Britannia, maximizing gold production and cash flows. In 2024, record annual gold production of 214,225 ounces was achieved in Snow Lake through a combination of higher metallurgical recoveries at the New Britannia and Stall mills, despite processing lower gold grades year-over-year, and the strategic allocation of more gold ore feed to the New Britannia mill. Annual gold production from Snow Lake is expected to average more than 193,000iii ounces over the next three years. The impressive operating performance has resulted in 2025 gold production guidance being 8% higher than the previous 2025 guidance of 185,000iii ounces, and 2026 gold production guidance being 3% higher than the previous 2026 guidance of 185,000iii ounces. Similarly, the midpoint of the 2027 gold production guidance is 17% higher than the anticipated 2027 production in the most recent technical report.

TSX, NYSE - HBM 2025 No. 14

In British Columbia, current mineral reserve estimates at Copper Mountain total 346 million tonnes at 0.25% copper and 0.12 grams per tonne gold with approximately 850 thousand tonnes of contained copper and 1.3 million ounces of contained gold. The current mineral reserve estimates continue to support mine life until 2043, with significant upside potential for future resource conversion and mine life extension beyond 19 years through an additional 125 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 372 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, in each case, exclusive of mineral reserves. In 2025, the planned conversion of the third ball mill to a second SAG mill is anticipated to result in the ramp-up of mill throughput in the second half of the year. The mill throughput is anticipated to ramp up towards 50,000 tonnes per day in 2026. Annual production at the British Columbia operations is expected to average approximately 44,000iii tonnes of copper and 28,600iii ounces of gold over the next three years. Upon completion of Hudbay's optimization activities, 2027 copper production is expected to be 60,000iii tonnes, representing a 127% increase from 2024. 2027 expected copper production is also 20% higher than the production in the most recent technical report as a result of the deferral of higher grades from 2026 to 2027 in connection with the current accelerated stripping schedule.

Consolidated copper production over the next three years is expected to average 144,000iii tonnes, representing an increase of 4% from 2024 levels. The increase is due to higher expected copper production in British Columbia as a result of mill throughput ramp-up throughout 2025 and 2026 and higher grades in 2027 from the accelerated stripping schedule, which more than offsets the depletion of the high-grade Pampacancha deposit in Peru at the end of 2025. Consolidated gold production over the next three years is expected to average 253,000iii ounces, reflecting higher-than-expected annual gold production levels in Manitoba, as compared to prior guidance, a result of continued strong operating performance in Snow Lake.

TSX, NYSE - HBM 2025 No. 14

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2025 Guidance	2026 Guidance	2027 Guidance

Peru
Copper	tonnes	80,000 - 97,000	76,000 - 100,000	76,000 - 100,000
Gold	ounces	49,000 - 60,000	16,000 - 21,000	17,000 - 23,000
Silver	ounces	2,475,000 - 3,025,000	1,610,000 - 2,070,000	1,415,000 - 1,915,000
Molybdenum	tonnes	1,300 - 1,500	1,300 - 1,500	1,400 - 1,800

Manitoba
Gold	ounces	180,000 - 220,000	170,000 - 210,000	170,000 - 210,000
Zinc	tonnes	21,000 - 27,000	21,000 - 25,000	21,000 - 27,500
Copper	tonnes	9,000 - 11,000	11,000 - 13,000	12,000 - 14,000
Silver	ounces	800,000 - 1,000,000	750,000 - 950,000	1,000,000 - 1,200,000

British Columbia[2]
Copper	tonnes	28,000 - 41,000	30,000 - 45,000	50,000 - 70,000
Gold	ounces	18,500 - 28,000	20,000 - 30,000	30,000 - 45,000
Silver	ounces	245,000 - 365,000	230,000 - 345,000	455,000 - 680,000

Total
Copper	tonnes	117,000 - 149,000	117,000 - 158,000	138,000 - 184,000
Gold	ounces	247,500 - 308,000	206,000 - 261,000	217,000 - 278,000
Zinc	tonnes	21,000 - 27,000	21,000 - 25,000	21,000 - 27,500
Silver	ounces	3,520,000 - 4,390,000	2,590,000 - 3,365,000	2,870,000 - 3,795,000
Molybdenum	tonnes	1,300 - 1,500	1,300 - 1,500	1,400 - 1,800
[1] Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms.
[2] Represents 100% of the production from the Copper Mountain mine. As at March 31, 2025, Hudbay owned 75% of the Copper Mountain mine. Subsequent to quarter end, Hudbay completed the acquisition of the remaining 25% interest, and as of the date of this news release, Hudbay owns 100% of the Copper Mountain mine.

Advancing Copper World Towards a Sanction Decision

Hudbay received the final major permit required for the development and operation of Copper World in January 2025, and the Company has since commenced a minority joint venture partner process. It is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities as well as the final project design and construction for Copper World. The Company has commenced work to support the definitive feasibility study and progress the project towards a potential sanction decision in 2026.

Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life, and the project generates an after-tax net present value ("NPV") (8%) of $1.7 billion with an internal rate of return ("IRR") of 25.5% using a copper price of $4.25 per pound. Copper World is one of the highest-grade open pit copper projects in the Americasv with proven and probable mineral reserves of 385 million tonnes at 0.54% copper. There remains approximately 60% of the total copper contained in measured and indicated mineral resources (exclusive of mineral reserves), providing significant potential for future expansion and mine life extension. Once in production, Copper World is expected to be a meaningful copper producer in the U.S. domestic copper supply chain, which will help secure growing U.S. metal demand related to increased manufacturing capacity, infrastructure development, increased energy independence, domestic battery supply chain and strengthening the nation's security.

TSX, NYSE - HBM 2025 No. 14

Enhancing Stakeholder Relationships at Mason

Hudbay's Mason project in Nevada is one of the largest undeveloped copper porphyry deposits in North America. Based on a preliminary economic assessment ("PEA") completed in 2021iv, Mason has the potential to be the third largest copper mine in the U.S. once in operation. The PEA contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. Hudbay continues to advance local stakeholder engagement as well as additional metallurgical studies. While Mason is not as advanced as Copper World, Mason represents a long-term future development asset as part of Hudbay's pipeline of high-quality copper growth opportunities.

Exploration Update

Large Snow Lake Exploration Program Continues to Execute Threefold Strategy

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

• Near-mine exploration at Lalor and 1901 further increase near-term production and extend mine life - Positive initial step out drilling from the exploration drift at the 1901 deposit intersected significant copper-gold mineralization, including 14.3% copper over 2.5 metres and 8.3 grams per tonne gold over 3.2 metres. Additional exploration at 1901 is planned for 2025 targeting additional step-out drill holes to potentially extend the ore body and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves. Follow up drilling at Lalor Northwest continued to intersect copper-gold mineralization, including 16.4 grams per tonne gold over 3.7 metres and 2.6% copper over 3.5 metresvi. Hudbay continues to drill Lalor down-plunge and Lalor Northwest in 2025 through a surface drill program that is focused on testing the extent of the mineralization.

• Testing regional satellite deposits to utilize available processing capacity and increase production - Hudbay increased its land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. These newly acquired deposits, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill operating at above 2,000 tonnes per day has freed up processing capacity at the Stall mill. There is approximately 1,500 tonnes per day of available capacity at the Stall mill which can be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037.

• Exploring large land package for new anchor deposit to significantly extend mine life - A majority of the newly acquired land claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program in 2025 is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey.

TSX, NYSE - HBM 2025 No. 14

Signed Exploration Agreement with First Nations in Manitoba

Hudbay is proud to have reached exploration agreements with two First Nations groups in Manitoba in 2025:

• Kiciwapa Cree Nation - In February 2025, Hudbay signed its first-ever exploration agreement with the Kiciwapa Cree Nation, reflecting the Company's commitment to meaningful collaboration as Hudbay explores new mineral resources in the Snow Lake and Flin Flon regions.

• Mosakahiken Cree Nation - In April 2025, Hudbay signed an exploration agreement with the Mosakahiken Cree Nation, marking a significant step towards building a relationship based on alignment and transparency on its projects in the region, including the Talbot copper-zinc-gold deposit south of Snow Lake. The signing of this agreement represents a compelling opportunity for Hudbay to enhance future production and extend mine life at its Snow Lake operations through additional exploration activities in the region. A large exploration program at Talbot is planned for this summer.

Unlocking Value through Flin Flon Tailings Reprocessing

Hudbay continues to advance studies to evaluate the opportunity to reprocess Flin Flon tailings where more than 100 million tonnes of tailings have been deposited for over 90 years from the mill and the zinc plant. The studies are evaluating the potential to use the existing Flin Flon concentrator, which is currently on care and maintenance after the closure of the 777 mine in 2022, with flow sheet modifications to reprocess tailings to recover critical minerals and precious metals in an environmentally-friendly manner. The more advanced opportunity relates to the zinc plant tailings where metallurgical test work continues following positive results from the initial confirmatory drill program completed in 2024. The results confirmed the grades of precious metals and critical minerals previously estimated from historical zinc plant records. An early economic study to evaluate the opportunity to reprocess the zinc plant tailings has confirmed the potential for a technically viable reprocessing alternative, and the Company is progressing with further engineering work.

Maria Reyna and Caballito Drill Permits Proceeding Through the Regulatory Process

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced the drill permitting process at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment (EIA) applications were approved by the government in June 2024 for Maria Reyna and September 2024 for Caballito. This represents one of several steps in the drill permitting process, and the government is targeting completion of the process in 2025.

TSX, NYSE - HBM 2025 No. 14

Normal Course Issuer Bid

Hudbay's board of directors has approved, subject to the approval of the Toronto Stock Exchange (the "TSX"), a normal course issuer bid ("NCIB") for up to 5% of the Company's issued and outstanding common shares ("Shares"). The NCIB will be conducted in accordance with the requirements of the TSX and applicable securities laws, with purchases to be made as appropriate opportunities arise from time to time.

If the NCIB is approved by the TSX, Hudbay will be authorized to acquire up to a maximum of 5% of its issued and outstanding Shares, for cancellation over a period of 12 months. The actual number of Shares which may be purchased by Hudbay pursuant to the NCIB and the timing of such purchases will be determined by management of the Company and will be subject to a number of factors, including market conditions, share price, available cash resources and other opportunities to invest capital for growth.

Purchases under the NCIB will be made through the facilities of the TSX, New York Stock Exchange, or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market price at the time of acquisition. Any Shares purchased under the NCIB will be cancelled upon their purchase. Hudbay intends to fund the purchases from its cash flow from operations.

Hudbay has elected to implement the NCIB because it believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Hudbay's business and future prospects. Hudbay believes that, at such times, the repurchase of the Shares for cancellation may constitute a desirable use of capital and would be in the best interests of shareholders.

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA525

Financial Statements:

https://www.hudbayminerals.com/FS525

Conference Call and Webcast

Date:	Monday, May 12, 2025

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-846-8185 or 1-833-752-3516

TSX, NYSE - HBM 2025 No. 14

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Director, Global Exploration and Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Mason PEA

Readers should be aware that the Mason PEA referred to in this news release is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

TSX, NYSE - HBM 2025 No. 14

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2025 No. 14

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net earnings for the period	99.2	19.3	18.5
Tax expense	72.1	84.4	49.3
Earnings before tax	171.3	103.7	67.8
Adjusting items:
Mark-to-market adjustments[1]	(3.1)	(10.3)	12.8
Foreign exchange (gain) loss	(3.1)	17.4	4.8
Re-evaluation adjustment - environmental provision	12.8	2.5	(5.3)
Variable consideration adjustment - stream revenue and accretion	(10.5)	-	4.0
Inventory adjustments	1.2	1.3	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.9)	1.0	(0.7)
Restructuring charges	0.1	-	0.9
Write-down/loss on disposal of PP&E	0.6	14.1	9.1
Changes in other provisions (non-capital)	0.7	-	-
Adjusted earnings before income taxes	168.1	129.7	93.4
Tax expense	(72.1)	(84.4)	(49.3)
Tax impact on adjusting items	(2.8)	23.4	13.6
Adjusted net earnings	93.2	68.7	57.7
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	1.2	1.9	3.8
Adjusting items, including tax impact	(0.6)	(0.3)	(1.6)
Adjusted net earnings - attributable to owners	93.8	70.3	59.9
Adjusted net earnings ($/share) - attributable to owners	0.24	0.18	0.17
Basic weighted average number of common shares outstanding (millions)	395.0	394.0	350.8

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.

TSX, NYSE - HBM 2025 No. 14

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net earnings for the period	99.2	19.3	18.5
Add back:
Tax expense	72.1	84.4	49.3
Net finance expense	14.4	34.4	44.0
Other expenses	5.2	22.1	16.3
Depreciation and amortization	108.1	122.2	109.3
Amortization of deferred revenue and variable consideration adjustment	(29.3)	(26.2)	(23.2)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	12.8	2.5	(5.3)
Inventory adjustments	1.2	1.3	-
Option agreement proceeds (Marubeni)	1.5	-	0.4
Realized loss on non-QP hedges	(1.9)	(4.2)	-
Share-based compensation expenses[1]	3.9	1.5	5.7
Adjusted EBITDA	287.2	257.3	215.0

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE - HBM 2025 No. 14

Net Debt Reconciliation

(in $ millions)
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Total long-term debt	1,108.7	1,107.5	1,278.6
Less: Cash and cash equivalents	(562.6)	(541.8)	(284.4)
Less: Short-term investments	(20.0)	(40.0)	-
Net debt	526.1	525.7	994.2
(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	526.1	525.7	994.2
Adjusted EBITDA (12-month period)	895.7	823.3	761.3
Net debt to adjusted EBITDA	0.6	0.6	1.3

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024
Earnings (loss) for the period	99.2	19.3	50.4	(20.4)	18.5
Add back:
Tax expense	72.1	84.4	29.3	20.8	49.3
Net finance expense	14.4	34.4	26.0	44.3	44.0
Other expenses	5.2	22.1	7.9	11.2	16.3
Depreciation and amortization	108.1	122.2	97.5	97.6	109.3
Amortization of deferred revenue and variable consideration adjustment	(29.3)	(26.2)	(9.5)	(11.5)	(23.2)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	12.8	2.5	2.0	(2.7)	(5.3)
Inventory adjustments	1.2	1.3	1.6	-	-
Realized loss on non-QP hedges	(1.9)	(4.2)	(2.1)	(2.6)	-
Option agreement proceeds (Marubeni)	1.5	-	-	-	0.4
Share-based compensation expenses[1]	3.9	1.5	3.1	8.3	5.7
Adjusted EBITDA	287.2	257.3	206.2	145.0	215.0
LTM[2]	895.7	823.5

1 Share-based compensation expense reflected in cost of sales and administrative expenses.
2 LTM (last twelve months) as of March 31, 2025 and December 31, 2024. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE - HBM 2025 No. 14

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Peru	44,738	74,931	54,181
Manitoba	7,648	7,379	6,942
British Columbia	15,864	13,067	15,485
Net pounds of copper produced	68,250	95,377	76,608

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	91.2	1.34	108.1	1.13	102.1	1.33
Milling	80.6	1.18	95.4	1.00	83.5	1.09
G&A	43.6	0.64	50.6	0.53	38.3	0.50
Onsite costs	215.4	3.16	254.1	2.66	223.9	2.92
Treatment & refining	14.0	0.21	25.9	0.27	27.7	0.36
Freight & other	24.3	0.35	28.6	0.30	27.1	0.36
Cash cost, before by-product credits	253.7	3.72	308.6	3.23	278.7	3.64
By-product credits	(284.7)	(4.17)	(265.5)	(2.78)	(266.7)	(3.48)
Cash cost, net of by-product credits	(31.0)	(0.45)	43.1	0.45	12.0	0.16

Consolidated	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	13.8	0.20	16.1	0.17	14.6	0.19
Gold[3]	225.4	3.30	212.9	2.23	209.8	2.74
Silver[3]	26.1	0.38	26.6	0.28	23.1	0.30
Molybdenum & other	19.4	0.29	9.9	0.10	19.2	0.25
Total by-product credits	284.7	4.17	265.5	2.78	266.7	3.48
Reconciliation to IFRS:
Cash cost, net of by-product credits	(31.0)		43.1		12.0
By-product credits	284.7		265.5		266.7
Treatment and refining charges	(14.0)		(25.9)		(27.7)
Share-based compensation expense	0.7		0.7		0.3
Inventory adjustments	1.2		1.3		-
Past service costs	-		1.5		-
Change in product inventory	12.0		(10.0)		9.5
Royalties	1.9		2.1		2.9
Depreciation and amortization[4]	108.1		122.2		109.3
Cost of sales[5]	363.6		400.5		373.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2025 the variable consideration adjustments amounted to a gain of $9.9 million (three months ended March 31, 2024 and December 31, 2024 - loss of $3.8 million).

4 Depreciation is based on concentrate sold.

5 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 14

Peru	Three Months Ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net pounds of copper produced[1]	44,738	74,931	54,181

1 Contained copper in concentrate.

Peru	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	31.0	0.69	47.3	0.63	29.2	0.54
Milling	44.4	0.99	53.6	0.72	43.6	0.80
G&A	22.5	0.51	33.2	0.44	23.1	0.43
Onsite costs	97.9	2.19	134.1	1.79	95.9	1.77
Treatment & refining	6.7	0.15	16.0	0.21	15.0	0.28
Freight & other	15.2	0.34	19.2	0.25	16.6	0.30
Cash cost, before by-product credits	119.8	2.68	169.3	2.25	127.5	2.35
By-product credits	(70.2)	(1.57)	(94.0)	(1.25)	(104.3)	(1.92)
Cash cost, net of by-product credits	49.6	1.11	75.3	1.00	23.2	0.43

Peru	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	35.0	0.78	68.5	0.91	69.5	1.28
Silver[3]	15.6	0.35	16.8	0.22	15.6	0.29
Molybdenum	19.6	0.44	8.7	0.12	19.2	0.35
Total by-product credits	70.2	1.57	94.0	1.25	104.3	1.92
Reconciliation to IFRS:
Cash cost, net of by-product credits	49.6		75.3		23.2
By-product credits	70.2		94.0		104.3
Treatment and refining charges	(6.7)		(16.0)		(15.0)
Inventory adjustments	0.4		(0.2)		-
Share-based compensation expenses	0.1		0.1		0.1
Change in product inventory	13.8		(6.7)		14.1
Royalties	1.1		1.5		2.1
Depreciation and amortization[4]	68.2		83.2		71.0
Cost of sales[5]	196.7		231.2		199.8

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

TSX, NYSE - HBM 2025 No. 14

British Columbia	Three Months Ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net pounds of copper produced[1]	15,864	13,067	15,485

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	21.9	1.38	18.2	1.39	28.5	1.85
Milling	21.8	1.37	25.2	1.93	23.4	1.51
G&A	6.3	0.40	4.6	0.35	3.9	0.25
Onsite costs	50.0	3.15	48.0	3.67	55.8	3.61
Treatment & refining	3.6	0.23	3.4	0.26	3.5	0.22
Freight & other	3.4	0.21	2.4	0.19	4.3	0.28
Cash cost, before by-product credits	57.0	3.59	53.8	4.12	63.6	4.11
By-product credits	(18.3)	(1.15)	(14.6)	(1.12)	(9.6)	(0.62)
Cash cost, net of by-product credits	38.7	2.44	39.2	3.00	54.0	3.49

British Columbia	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	16.1	1.01	13.3	1.02	7.6	0.49
Silver	2.2	0.14	1.3	0.10	2.0	0.13
Total by-product credits	18.3	1.15	14.6	1.12	9.6	0.62
Reconciliation to IFRS:
Cash cost, net of by-product credits	38.7		39.2		54.0
By-product credits	18.3		14.6		9.6
Treatment and refining charges	(3.6)		(3.4)		(3.5)
Share based payment	0.3		0.4		-
Change in product inventory	(0.8)		(3.0)		(4.0)
Inventory adjustments	0.8		1.2		-
Royalties	0.8		0.6		0.8
Depreciation and amortization[3]	16.0		11.8		11.7
Cost of sales[4]	70.5		61.4		68.6

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.
4 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 14

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(31.0)	(0.45)	43.1	0.45	12.0	0.16
Cash sustaining capital expenditures	78.2	1.14	85.3	0.89	62.3	0.80
Royalties	1.9	0.03	2.1	0.03	2.9	0.04
Sustaining cash cost, net of by-product credits	49.1	0.72	130.5	1.37	77.2	1.00
Corporate selling and administrative expenses & regional costs	15.3	0.22	11.6	0.12	18.1	0.24
Accretion and amortization of decommissioning and community agreements[1]	2.0	0.03	3.7	0.04	4.0	0.05
All-in sustaining cash cost, net of by-product credits	66.4	0.97	145.8	1.53	99.3	1.29
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	68.2		127.6		46.2
Capitalized stripping net additions	41.3		35.8		32.0
Total accrued capital additions	109.5		163.4		78.2
Less other non-sustaining capital costs[2]	47.0		91.8		27.0
Total sustaining capital costs	62.5		71.6		51.2
Capitalized lease & equipment financing cash payments - operating sites	12.8		10.3		8.3
Community agreement cash payments[3]	0.8		0.7		0.8
Accretion and amortization of decommissioning and restoration obligations[4]	2.1		2.7		2.0
Cash sustaining capital expenditures	78.2		85.3		62.3

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Amortization for community agreements relating to current operations.

4 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	49.6	1.11	75.3	1.00	23.2	0.43
Cash sustaining capital expenditures	35.3	0.79	34.3	0.46	29.8	0.55
Royalties	1.1	0.02	1.5	0.02	2.1	0.04
Sustaining cash cost per pound of copper produced	86.0	1.92	111.1	1.48	55.1	1.02

TSX, NYSE - HBM 2025 No. 14

British Columbia	Three Months Ended
	Mar. 31, 2025	Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	38.7	2.44	39.2	3.00	54.0	3.49
Cash sustaining capital expenditures	27.8	1.75	35.4	2.71	20.3	1.31
Royalties	0.8	0.05	0.6	0.05	0.8	0.05
Sustaining cash cost per pound of copper produced	67.3	4.24	75.2	5.76	75.1	4.85

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Net ounces of gold produced[1]	60,354	51,438	56,831

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	38.3	634	42.6	828	44.4	780
Milling	14.4	239	16.6	323	16.5	290
G&A	14.8	245	12.8	249	11.3	200
Onsite costs	67.5	1,118	72.0	1,400	72.2	1,270
Treatment & refining	3.7	61	6.5	126	9.2	162
Freight & other	5.7	95	7.0	136	6.2	109
Cash cost, before by-product credits	76.9	1,274	85.5	1,662	87.6	1,541
By-product credits	(54.2)	(898)	(54.3)	(1,055)	(45.7)	(805)
Gold cash cost, net of by-product credits	22.7	376	31.2	607	41.9	736

TSX, NYSE - HBM 2025 No. 14

Manitoba	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	32.3	535	28.5	554	25.6	451
Zinc	13.8	228	16.1	313	14.6	257
Silver	8.3	138	8.5	165	5.5	97
Other	(0.2)	(3)	1.2	23	-	-
Total by-product credits	54.2	898	54.3	1,055	45.7	805
Reconciliation to IFRS:
Cash cost, net of by-product credits	22.7		31.2		41.9
By-product credits	54.2		54.3		45.7
Treatment and refining charges	(3.7)		(6.5)		(9.2)
Inventory adjustments	-		0.3		-
Past service cost	-		1.5		-
Share-based compensation expenses	0.3		0.2		0.2
Change in product inventory	(1.0)		(0.3)		(0.6)
Depreciation and amortization[3]	23.9		27.2		26.6
Cost of sales[4]	96.4		107.9		104.6

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

Manitoba	Three Months Ended
	Mar. 31, 2025		Dec. 31, 2024		Mar. 31, 2024
Sustaining cash cost per pound of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	22.7	376	31.2	607	41.9	736
Cash sustaining capital expenditures	15.1	250	15.5	301	12.2	214
Sustaining cash cost per pound of gold produced	37.8	626	46.7	908	54.1	950

TSX, NYSE - HBM 2025 No. 14

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Mining	31.0	47.3	29.2
Milling	44.4	53.6	43.6
G&A1	22.5	33.2	23.1
Other G&A2	(7.9)	(12.1)	(7.7)
Unit cost	90.0	122.0	88.2
Tonnes ore milled	8,114	7,999	8,078
Combined unit cost per tonne	11.09	15.25	10.92
Reconciliation to IFRS:
Unit cost	90.0	122.0	88.2
Freight & other	15.2	19.2	16.6
Inventory adjustments	0.4	(0.2)	-
Other G&A	7.9	12.1	7.7
Share-based compensation expenses	0.1	0.1	0.1
Change in product inventory	13.8	(6.7)	14.1
Royalties	1.1	1.5	2.1
Depreciation and amortization	68.2	83.2	71.0
Cost of sales[3]	196.7	231.2	199.8

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

British Columbia	Three Months Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Mining	21.9	18.2	28.5
Milling	21.8	25.2	23.4
G&A1	6.3	4.6	3.9
Unit cost	50.0	48.0	55.8
USD/CAD implicit exchange rate	1.43	1.38	1.35
Unit cost - C$	71.7	66.9	75.3
Tonnes ore milled	2,761	2,881	3,180
Combined unit cost per tonne - C$	25.98	23.22	23.67
Reconciliation to IFRS:
Unit cost	50.0	48.0	55.8
Freight & other	3.4	2.4	4.3
Share-based compensation expenses	0.3	0.4	-
Change in product inventory	(0.8)	(3.0)	(4.0)
Inventory adjustments	0.8	1.2	-
Royalties	0.8	0.6	0.8
Depreciation and amortization	16.0	11.8	11.7
Cost of sales[2]	70.5	61.4	68.6

1 G&A as per cash cost reconciliation above
2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2025 No. 14

Manitoba	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Mining	38.3	42.6	44.4
Milling	14.4	16.6	16.5
G&A1	14.8	12.8	11.3
Less: Other G&A related to profit sharing costs	(7.2)	(4.0)	(4.1)
Unit cost	60.3	68.0	68.1
USD/CAD implicit exchange rate	1.43	1.39	1.35
Unit cost - C$	86.5	95.0	91.7
Tonnes ore milled	404,410	407,596	389,767
Combined unit cost per tonne - C$	214	233	235
Reconciliation to IFRS:
Unit cost	60.3	68.0	68.1
Freight & other	5.7	7.0	6.2
Other G&A related to profit sharing	7.2	4.0	4.1
Share-based compensation expenses	0.3	0.2	0.2
Inventory adjustments	-	0.3	-
Past service costs	-	1.5	-
Change in product inventory	(1.0)	(0.3)	(0.6)
Depreciation and amortization	23.9	27.2	26.6
Cost of sales[2]	96.4	107.9	104.6

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2025 No. 14

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, Hudbay's ability to advance and complete the optimization of the Copper Mountain mine operation, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, the possibility of and expectations regarding the results of any challenges to the permits for the Copper World project, the expected benefits of the sanctioning of Copper World project, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, and the potential utilization of excess capacity at the Stall mill, the receipt of TSX approval of the NCIB, as well as any potential Share purchases under the NCIB, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and Hudbay's expectations resulting therefrom, expectations regarding Hudbay's ability to further reduce greenhouse gas emissions, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;
  no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits and/or the pursuit of a potential minority joint venture partner;

TSX, NYSE - HBM 2025 No. 14
  Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at the Maria Reyna and Caballito properties;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including but not limited to forest fires that may affect the regions in which Hudbay operates;
  the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at Hudbay's operations;
  maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at Hudbay's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

TSX, NYSE - HBM 2025 No. 14

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com

TSX, NYSE - HBM 2025 No. 14

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i Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Represents the increase in 2025 expected operating cash flow before change in non-cash working capital assuming a 10% change in a base of $4.10 per pound copper, $2,500 per ounce gold and 1.35 CAD/USD foreign exchange rate and the mid-point of annual guidance ranges. For more information, please refer to the Outlook section of the Management's Discussion and Analysis for the three and twelve months ended December 31, 2024.

iii Calculated using the midpoint of the annual guidance range.

iv Please refer to the additional disclosure regarding the Mason PEA in the Qualified Person and NI 43-101 section of this news release.

v Sourced from S&P Global.

vi For further information on the drill hole results, please refer to Hudbay's news release dated March 27, 2025.

vii Free cash flow is calculated as operating cash flow before changes in non-cash working capital less sustaining capital expenditures, and cash payments from operating sites related to leases, equipment financing payments and community payments.